October 2, 2020

BY EDGAR AND FEDEX
Jeffrey Lewis
Staff Accountant
Division of Corporation Finance
Office of Real Estate & Construction
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Franchise Group, Inc.
Form 10-KT for the transition period ended December 28, 2019
Filed April 24, 2020
Form 8-K filed August 5, 2020
File No. 001-35588

Dear Mr. Lewis,

On behalf of Franchise Group, Inc. (“FRG” or the “Company”), the undersigned respectfully sets forth the below response to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated September 18, 2020. For ease of reference, the text of the Staff’s comment is reproduced in bold italics in this letter, with the response of the Company immediately following the comment.

Form 8-K filed August 5, 2020
Exhibit 99.1 -
Pro Forma Adjusted EBITDA, page 1

1.	We note your response to comment 1. Please tell us:

•	why you believe Pro Forma Adjusted EBITDA is calculated and presented in a manner consistent with the concepts in Article 11 of Regulation S-X.

•
why you believe it is appropriate to eliminate normal recurring cash operating expenses (i.e. current and expected cost savings) that were necessary to operate your business and how you considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully advises the Staff that it has revisited the presentation of Pro Forma Adjusted EBITDA and will no longer present this metric in future filings or furnished earnings releases. The Company, however, continues to believe that the disclosure of current additional costs and expected cost savings that directly relate to its recent acquisitions is relevant and helpful information to its investors in order to provide meaningful comparisons of the Company’s results from period to period.

Nevertheless, in lieu of presenting Pro Forma Adjusted EBITDA in future earnings releases, the Company intends to disclose Adjusted EBITDA as currently presented along with separate, supplemental information regarding its realized and unrealized cost savings, assuming such synergies occurred at the beginning of the fiscal year presented. The Company intends to further disclose the nature of the cost savings, the methods for calculating its estimates and the inherent limitations in such estimates. Management believes that there is a reasonable basis for its cost saving estimates and that such cost saving estimates fairly present the estimated effects of management actions related to the Company’s acquisitions.

See Exhibit A attached hereto for an example of the proposed disclosure that the Company intends to include in future earnings releases.

While it is no longer relevant given the Company’s proposed presentation of this information in future earnings releases, the Company maintains that these synergies reasonably reflect the elimination or reduction of costs that are not reflective of ongoing costs following the management actions taken in connection with the Company’s acquisitions. As a result, the Company does not believe they are normal, recurring cash operating expenses necessary to operate its business post-acquisition.

•
if your presentation of Pro Forma Adjusted EBITDA represents a material term of your credit facility and if information about that covenant is material to an investor's understanding of your financial condition or liquidity. If true, tell us how you considered Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company does not believe that its Pro Forma Adjusted EBITDA measure represents a material term of its credit facilities. As mentioned above, the Company will no longer disclose this metric in future filings or earnings releases, but intends to continue to use the measure to evaluate the performance of its business. Although the measure is used to calculate certain financial covenants, including leverage and fixed charge coverage ratios, the Company has been in compliance and expects to remain in compliance with all such covenants for the foreseeable future. Further, in the event of a breach of any such financial covenant, the Company would have the ability to cure an event of default by making an equity investment within 10 business days. To the extent Pro Forma Adjusted EBITDA is considered a material term of the Company’s credit facilities in the future because there becomes a greater risk or uncertainty regarding the ability of the Company to meet such financial covenants, the Company will consider further disclosure regarding Pro Forma Adjusted EBITDA in management’s discussion and analysis in its periodic reporting. Since the Company does not use Pro Forma Adjusted EBITDA as a material liquidity measure, the Company does not believe disclosure of such metric is required pursuant to the guidance in Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In connection with this response to the Staff’s comment letter, FRG acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Sincerely,

/s/ Eric F. Seeton
Eric F. Seeton
Chief Financial Officer

Exhibit A

Non-GAAP Financial Measures and Key Metrics
This press release includes Adjusted EBITDA, which represents net income before interest, income taxes, depreciation and amortization adjusted for certain non-core or non-operational items related to restructuring and related charges, early extinguishment of debt costs, litigation settlement costs, transaction-related costs, and fair value acquisition accounting adjustments related to inventory. Adjusted EBITDA is a financial measure not prepared in accordance with generally accepted accounting principles (“GAAP”). Management believes that Adjusted EBITDA is useful to investors as a supplemental measure in evaluating the aggregate performance of our operating businesses and in comparing our results from period to period because it excludes items that we do not believe are reflective of our core or ongoing operating results. Adjusted EBITDA is the measure that is used by our management, including our chief operating decision maker, to evaluate performance and make resource allocation decisions each period. Adjusted EBITDA is also the primary operating metric used in the determination of executive management's compensation. Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other income statement information prepared in accordance with GAAP and our presentation of Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

For the Three Months Ended June 27, 2020
	Buddy's	Liberty	American Freight	Vitamin Shoppe	Corporate	Total
	(In Thousands)
Net Income	$1,522	$(7,322)	$(6,747)	$(3,961)	$(5,165)	$(21,673)
Add back:						—
Interest Expense	3,816	3,749	20,715	3,347	—	31,627
Income Tax Benefit	—	389	(1,545)	—	3,037	1,881
Depreciation, Amortization & Impairment	1,514	2,379	1,553	12,419	—	17,865
Total Adjustments	5,330	6,517	20,723	15,766	3,037	51,373
EBITDA	6,852	(805)	13,976	11,805	(2,128)	29,700
Adjustments to EBITDA:
Executive Severance and Related	—	—	573	90	—	663
Stock-Based Compensation	70	148	—	—	1,636	1,854
Shareholder Litigation	—	—	—	—	156	156
Corporate Compliance	—	4	—	—	—	4
Prepayment Penalty on Early Debt Extinguishment	—	—	—	—	—	—
Accrued Judgments & Settlements	—	115	2	—	—	117
Store Closures	62	—	—	195	—	257
Acquisition Costs	54	—	9,158	605	153	9,970
Inventory Fair Value Step-up Amortization	—	—	5,932	1,470	—	7,402
Total Adjustments to EBITDA	186	267	15,665	2,360	1,945	20,423
Adjusted EBITDA	$7,038	$(538)	$29,641	$14,165	$(183)	$50,123

Supplemental Information: Cost Synergies and Acquisition Impacts
The following supplemental information is provided to reflect the estimated cost savings related to various management actions taken at our acquired businesses and other impacts of our acquisitions. The information primarily presents the realized and unrealized cost synergies assuming such actions were taken as of January 1, 2020. The majority of the cost synergies or dis-synergies have been realized or are expected to be realized by the end of 2020. Management believes this information is useful to investors as it provides relevant information regarding the status of the Company's transformation activities and the estimated impacts during the period. Reasonable estimates were made by considering the cost reductions from contract termination charges or modifications to achieve more favorable pricing, reductions in duplicative costs upon integration and optimization activities that reduce overall spend. As these amounts are estimates and certain activities have not been fully implemented, these amounts are subject to change. Management believes that there is a reasonable basis for its estimates and they fairly present the estimated effects of management actions related to the Company's acquisitions.

For the Three Months Ended June 27, 2020
	Buddy's	Liberty	American Freight	Vitamin Shoppe	Corporate	Total
Estimated realized and unrealized cost savings	—	—	10,743 (1)	642 (2)	(269)	11,116
Other acquisition-related compensation costs	—	—	—	1,485 (3)	—	1,485
	$—	$—	$10,743	$2,127	$(269)	$12,601

(1) The estimated run-rate cost savings pertaining to the American Freight acquisition include: (i) optimization of product mix and supply chain in connection with the integration of American Freight Outlet (formerly our Sears Outlet segment) and American Freight; (ii) estimated reduction in payroll costs as a result of restructuring activities; (iii) leverage in marketing spend; and (iv) the implementation of a new contract with a third-party finance company that has resulted in additional savings. Run-rate savings are the expected annualized cost savings directly related to synergy activities that have been undertaken as if they had been in effect for the full year. Given the inherent limitations of these run-rate cost savings that involve estimates and assumptions, all cost savings may not be realized or may not be predictive of future operating results. However, most of these synergies or dis-synergies either have been realized or are expected to be realized by the end of 2020 or early 2021.

(2) The current and expected cost savings related to the Vitamin Shoppe acquisition result from system and inventory management integration, contract termination costs, one-time sign-on bonuses, and temporary retention payments in connection with the acquisition of Vitamin Shoppe.

(3) These costs reflect extraordinary compensation arrangements that were required to be assumed as part of the acquisition and are expected to decline in future periods upon expiration of these arrangements in 2021.